Mail Stop 7010

      March 20, 2006


Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K/A for the year ended December 31, 2004
      Filed March 15, 2006
      File No. 000-22400


Dear Mr. Simonetta:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at
(202) 551-3747 or, in her absence, to the undersigned at (202)
551-
3768.



                                                Sincerely,



							John Cash
								Accounting Branch Chief




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE